FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transactions by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 1 August 2013, Marc Dunoyer, EVP, Global Portfolio & Product Strategy, a person discharging managerial responsibilities, was granted awards under the terms of the AstraZeneca Investment Plan (AZIP), the AstraZeneca Performance Share Plan (AZPSP) and the AstraZeneca Restricted Share Plan (AZRSP) over the Company's Ordinary Shares of US$0.25 each.  A summary of these plans can be found in the AstraZeneca Annual Report and Form 20-F Information 2012 which is available on the Company's website www.astrazeneca.com.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Shares awarded under AZRSP	Award price per share
Marc Dunoyer	8,176	90,853	65,505	3302p

The AZIP award is subject to a four-year performance period (1 January 2013 to 31 December 2016) and a subsequent four-year holding period (1 January 2017 to 31 December 2020).

The AZPSP award is subject to a three-year performance period (1 January 2013 to 31 December 2015).

More information about the performance measures that relate to the AZIP and the AZPSP awards is set out in the Remuneration Committee Chairman's Speech and Presentation which was presented to shareholders at the Company's 2013 AGM, and which can be found at www.astrazeneca.com/Investors/Shareholder-information/Annual-General-Meeting.

The AZRSP award will vest as follows:

9,103 shares will vest on 15 June 2014 subject to Mr Dunoyer's continued employment with the Company
41,472 shares will vest on 15 June 2015 subject to Mr Dunoyer's continued employment with the Company
14,930 shares will vest on 1 August 2016 subject to the same performance conditions as the AZPSP award

Mr Dunoyer commenced employment with the Company on 15 June 2013.  All of the awards, which were approved by the Remuneration Committee, result from a combination of the normal operation of the Company's long-term incentive plans for 2013 and arrangements to compensate Mr Dunoyer for the forfeiture of unvested long-term incentive awards from his previous employer.

A C N Kemp
Company Secretary
1 August 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 August 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary